Exhibit 5

October 24, 2005

Magnetek, Inc.
10900 Wilshire Boulevard, Suite 850
Los Angeles, California 90024

Re:                               2004 Stock Incentive Plan of Magnetek, Inc.

Ladies and Gentlemen:

I am the General Counsel of Magnetek, Inc., a Delaware corporation (the “Company”), and have acted as counsel for the Company in connection with the registration of 2,626,658 shares of Common Stock of the Company, which may be issued pursuant to awards under the 2004 Stock Incentive Plan of Magnetek, Inc.(the “Plan”) and an award of incentive stock units granted outside of the Plan.  In connection therewith, I have examined, among other things, the Registration Statement on Form S-8 (the “Registration Statement”) proposed to be filed by the Company with the Securities and Exchange Commission expected to be made on or about October 26, 2005.  I have also examined the proceedings and other actions taken by the Company in connection with the authorization and reservation of the shares of Common Stock issuable under the Plan.

Based upon the foregoing, and in reliance thereon, I am of the opinion that the shares of Common Stock issuable under the Plan, when issued, delivered and paid for in accordance with the Plan and the agreements evidencing awards thereunder and in the manner described in the Registration Statement, will be validly issued, fully paid and nonassessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

I am an employee of the Company.

Very truly yours,

/s/ Tina D. McKnight

Vice President, General Counsel and Secretary